			Chubb Group of Insurance Companies		DECLARATIONS
					FINANCIAL INSTITUTION INVESTMENT
			15 Mountain View Road, Warren, New Jersey 07059		COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):					Bond Number: 82210849

ISHARES COMPLEX
					FEDERAL INSURANCE COMPANY

40 EAST 52ND STREET					Incorporated under the laws of Indiana
NEW YORK, N 10022					a stock insurance company herein called the COMPANY
					Capital Center, 251 North Illinois, Suite 1100
					Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:		from	12:01 a.m. on	November 1, 2011
			to	12:01 a.m. on	November 1, 2012

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

	If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE
	and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any
	loss under INSURING CLAUSE 1. sustained by any Investment Company.

						DEDUCTIBLE
	INSURING CLAUSE				LIMIT OF LIABILITY	AMOUNT
	1	.	Employee		$12,500,000	$0
	2	.	On Premises		$12,500,000	$25,000
	3	.	In Transit		$12,500,000	$25,000
	4	.	Forgery or Alteration		$12,500,000	$25,000
	5	.	Extended Forgery		$12,500,000	$25,000
	6	.	Counterfeit Money		$12,500,000	$25,000
	7	.	Threats to Person		$ Not Covered	$ N/A
	8	.	Computer System		$12,500,000	$25,000
	9	.	Voice Initiated Funds Transfer Instruction		$12,500,000	$25,000
	10	.	Uncollectible Items of Deposit		$12,500,000	$25,000
	11	.	Audit Expense		$100,000	$5,000
	12	.	Telefacsimile Transfer Fraud		$12,500,000	$25,000
	13	.	Extended Computer System		$12,500,000	$25,000
	14	.	Automated Telephone Transaction		$12,500,000	$25,000
	15	.	Unauthorized Signature		$100,000	$5,000
	16	.	Claims Expense		$100,000	$5,000
	17	.	Stop Payment		$25,000	$1,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
	1 - 12

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                                        Page 1 of 1

Authorized Representative

	The COMPANY, in consideration of payment of the required premium, and in reliance
	on the APPLICATION and all other statements made and information furnished to the
	COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
	Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:

Insuring Clauses

Employee	1	.	Loss resulting directly from Larceny or Embezzlement committed by any
Employee, alone or in collusion with others.

On Premises	2	.	Loss of Property resulting directly from robbery, burglary, false pretenses,
			common law or statutory larceny, misplacement, mysterious unexplainable
			disappearance, damage, destruction or removal, from the possession, custody or
			control of the ASSURED, while such Property is lodged or deposited at premises
			located anywhere.

In Transit	3	.	Loss of Property resulting directly from common law or statutory larceny,
			misplacement, mysterious unexplainable disappearance, damage or destruction,
			while the Property is in transit anywhere:

			a.	in an armored motor vehicle, including loading and unloading thereof,

			b.	in the custody of a natural person acting as a messenger of the ASSURED,
				or

			c.	in the custody of a Transportation Company and being transported in a
				conveyance other than an armored motor vehicle provided, however, that
				covered Property transported in such manner is limited to the following:

				(1) written records,

				(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

				(3) negotiable instruments not payable to bearer, which are not endorsed
				or are restrictively endorsed.

			Coverage under this INSURING CLAUSE begins immediately on the receipt of
			such Property by the natural person or Transportation Company and ends
			immediately on delivery to the premises of the addressee or to any representative
			of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration	4	.	Loss resulting directly from:

			a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

			b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5	.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

			a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

			b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery			For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)			signature is treated the same as a handwritten signature.

Counterfeit Money	6	.	Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person	7	.	Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

			a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

			b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8	.	Loss resulting directly from fraudulent:

			a.	entries of data into, or

			b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds	9	.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction			to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:

			a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,

			b.	made by a person purporting to be a Customer, and

			c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
COMPANY.

Uncollectible Items of	10	.	Loss resulting directly from the ASSURED having credited an account of a
Deposit			customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

			a.	redemptions or withdrawals to be permitted,

			b.	shares to be issued, or

			c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense	11	.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies	A.	If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the ASSURED herein:

(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By	B.	The ASSURED represents that all information it has furnished in the
Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C.		If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,			merges or consolidates with, or purchases or acquires assets or liabilities of
Merger Or Purchase Or			another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or			Bond for loss which has:
Liabilities - Notice To
Company			(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -	D.		When the ASSURED learns of a change in control (other than in an Investment
Notice To Company			Company), as set forth in Section 2(a) (9) of the Investment Company Act of
1940, the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E.		The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees			attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:

(1) an Employee admits to being guilty of Larceny or Embezzlement,

(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And	(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees	an agreed statement of facts between the COMPANY and the ASSURED,
(continued)	that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
2. of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions And
Limitations

Definitions	1	.	As used in this Bond:

			a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

			b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

			c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

			d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.

			e.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions And
Limitations

Definitions	(8)		each natural person, partnership or corporation authorized by written
(continued)			agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)		any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or

		b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or
Embezzlement committed by any of the partners, officers or
employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the
ASSURED to the COMPANY, and the ASSURED shall execute all
papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions And
Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions And
Limitations

Definitions			m.	Subsidiary means any organization that, at the inception date of this Bond,
(continued)				is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

			n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

			o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

			p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.

			q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2	.	This bond does not directly or indirectly cover:
Applicable to All Insuring
Clauses			a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

			b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

			c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

			d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

			e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

			f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

			g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions And
Limitations

General Exclusions -			h.	loss resulting from dishonest acts by any member of the Board of Directors
Applicable to All Insuring				or Board of Trustees of the ASSURED who is not an Employee, acting
Clauses				alone or in collusion with others;
(continued)
			i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:

				(1)	of any law regulating:

					a.	the issuance, purchase or sale of securities,

					b.	securities transactions on security or commodity exchanges or the over the counter market,

					c.	investment companies,

					d.	investment advisors, or

				(2)	of any rule or regulation made pursuant to any such law; or

			j.	loss of confidential information, material or data;

			k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.

Specific Exclusions -	3	.	This Bond does not directly or indirectly cover:
Applicable To All Insuring
Clauses Except Insuring			a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clause 1.				apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

			b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

				(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

				(2)	to do damage to the premises or Property of the ASSURED;

			c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

			d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;

			e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 12 of 19

Conditions And
Limitations

Specific Exclusions -			f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring				institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring				Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.				apply to loss of Property resulting directly from robbery, burglary,
(continued)				misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.

			g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;

			h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

			i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4	.	This bond does not directly or indirectly cover:
Applicable to All Insuring
Clauses Except Insuring			a.	loss resulting from the complete or partial non-payment of or default on any
Clauses 1., 4., And 5.				loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

			b.	loss resulting from forgery or any alteration;

			c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5	.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-			the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability			notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

			a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

			b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

			c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions And
Limitations

Limit Of Liability/Non-			d.	any one casualty or event other than those specified in a., b., or c. above,
Reduction And Non-			shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
Accumulation Of Liability			LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(continued)			the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

			i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

			ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6	.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

			a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7	.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings				practicable moment, not to exceed sixty (60) days after discovery of loss, in
Against Company				an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

			b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

			c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

			d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

			e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions And
Limitations

Notice To Company -			f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings				include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8	.		The COMPANY shall not be liable under any INSURING CLAUSES of this Bond
				on account of loss unless the amount of such loss, after deducting the net amount
				of all reimbursement and/or recovery obtained or made by the ASSURED, other
				than from any Bond or policy of insurance issued by an insurance company and
				covering such loss, or by the COMPANY on account thereof prior to payment by
				the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
				ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
				for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
				DECLARATIONS.

				There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
				sustained by any Investment Company.

Valuation	9	.		BOOKS OF ACCOUNT OR OTHER RECORDS

				The value of any loss of Property consisting of books of account or other records
				used by the ASSURED in the conduct of its business shall be the amount paid by
				the ASSURED for blank books, blank pages, or other materials which replace the
				lost books of account or other records, plus the cost of labor paid by the
				ASSURED for the actual transcription or copying of data to reproduce such books
				of account or other records.

				The value of any loss of Property other than books of account or other records
				used by the ASSURED in the conduct of its business, for which a claim is made
				shall be determined by the average market value of such Property on the
				business day immediately preceding discovery of such loss provided, however,
				that the value of any Property replaced by the ASSURED with the consent of the
				COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

				In the case of a loss of interim certificates, warrants, rights or other securities, the
				production of which is necessary to the exercise of subscription, conversion,
				redemption or deposit privileges, the value of them shall be the market value of
				such privileges immediately preceding their expiration if said loss is not discovered
				until after their expiration. If no market price is quoted for such Property or for
				such privileges, the value shall be fixed by agreement between the parties.

				OTHER PROPERTY

				The value of any loss of Property, other than as stated above, shall be the actual
				cash value or the cost of repairing or replacing such Property with Property of
				like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement	10	.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:

			a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

			b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

			c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the
Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - 11		.	In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

			a.	first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
LIABILITY,

			b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

			c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions And
Limitations

Subrogation - Assignment -			d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery				ASSURED which was not covered under this Bond.
(continued)
Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12	.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

			a.	submit to examination by the COMPANY and subscribe to the same under oath,

			b.	produce for the COMPANY'S examination all pertinent records, and

			c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13	.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment
Company:

			a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

			b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

			c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions And
Limitations

Termination			If any partner, director, trustee, or officer or supervisory employee of an
(continued)			ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:

			a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and

			b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60)
days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14	.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

			a.	the ASSURED,

			b.	a Transportation Company, or

			c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15	.	If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16	.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And
Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
(continued)	adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

iShares Complex
iShares Trust
iShares, Inc.
iShares U.S. ETF Company, Inc. (f/k/a iShares MSCI Emerging Markets Small Cap Index Fund, Inc.)
iShares MSCI Russia Capped Index Fund, Inc.
iShares U.S. ETF Trust

Investment Company shall mean also any investment company registered under the Investment
Company Act of 1940 sponsored by iShares and under the management of the iShares Complex Board.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

					Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

		12	.	Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the
ASSURED where such Telefacsimile instructions:

				a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

				b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such
Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2	.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

		d.		Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 1

3	.	By adding to Section 1., Definitions, the following:

		r.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4	.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring
Clause 1. the following:

		f.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 2

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

			Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

13. Extended Computer Systems

A. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

		(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic
Instruction being stored within or being run within any system covered under this
INSURING CLAUSE,

		(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or
Electronic Instructions,

		(3)	the acts of a hacker causing damage or destruction of Electronic Data,
Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

		(4)	the damage or destruction of Electronic Data, Electronic Media or Electronic
Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 13, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or
Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 1

B.	Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into the ASSURED'S Computer System or Communication Terminal, and
fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED'S Computer System or
Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic
Media from the ASSURED or during electronic transmission from the ASSURED'S
Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 2

2	.	By adding to Section 1., Definitions, the following:

		s.	Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

		t.	Electronic Communication System means electronic communication operations by
Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide
International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

		u.	Electronic Data means facts or information converted to a form usable in Computer
Systems and which is stored on Electronic Media for use by computer programs.

		v.	Electronic Instruction means computer programs converted to a form usable in a Computer
System to act upon Electronic Data.

		w.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3	.	By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING
CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 13

This Bond does not directly or indirectly cover:

		a.	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

		b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

		c.	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

		d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer
Communication System by a person who had authorized access from a customer to that customer's authentication mechanism; or

		e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

		f.	loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 3

4	.	By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the
same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable
SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents
Securities or financial instruments having a value, then the loss will be valued as indicated in the
SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 4

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

		Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

14. Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any
Automated Phone System (APS) Transaction, where the request for such APS
Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all
APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.

2	.	By adding to Section 1., Definitions, the following:

x. APS Designated Procedures means all of the following procedures:

(1) No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS
Transactions. (Election in Application)

(2) All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)
Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) The caller in any request for an APS Transaction, before executing that APS
Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 1

(4) A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5) Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:
(Access to APS Equipment)

		y.	APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System.
These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

		z.	APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone
System.

		aa.	APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

		bb.	APS Redemption means any redemption of shares or units issued by an Investment
Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

		cc.	APS Transaction means any APS Purchase, APS Redemption, APS Election or APS
Exchange.

		dd.	Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3	.	By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring
Clauses Except 1., 4., 5.:

Section 4.A Specific Exclusion-Applicable to Insuring Clause 14

This Bond does not directly or indirectly cover under Insuring Clause 14:

Loss resulting from:

		a.	the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

(1) the shares or units of record,

(2) a person designated to receive redemption proceeds, or

(3) a bank account designated to receive redemption proceeds, or

		b.	the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30)
days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 2

c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 3

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

		Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

	15.	Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.	By adding to Section 1., Definitions, the following:

	ee.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

	ff.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

gg.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

			FEDERAL INSURANCE COMPANY

		Endorsement No.:	6

		Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX
CLAIMS EXPENSE ENDORSEMENT
It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

		16. Claims Expense

		Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to
		determine the amount of loss where:

		(1) the loss is covered under the Bond, and

		(2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2	.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss
		covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY

				Endorsement No.:	7

				Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:

1.		By adding the following INSURING CLAUSE:

	“	17.	Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

			a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

			b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”

2		By adding the following Specific Exclusion:

“Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 17

This Bond does not directly or indirectly cover:

		a.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

		b.	loss arising out of:

			(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

			(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

			(3)	discrimination.”

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2011	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	8

	To be attached to and
	form a part of Bond No.	82210849

Issued to: ISHARES COMPLEX
	DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1 .	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2 .	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

	If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
	rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
	furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.                                                   Page 1

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2011	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	9

	To be attached to and
	form a part of Bond No.	82210849
Issued to: ISHARES COMPLEX

AMEND SECTION 16 - CHANGE OR MODIFICATION ENDORSEMENT
In consideration of the premium charged, it is agreed that Section 16, Change or Modification, the first and second full paragraphs are deleted and replaced with the following:

This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this
Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the
ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the affected party and the Securities and Exchange Commission, Washington, D.C., by the acting party.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q06-246 (02/2008) rev.                                                   Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

				Bond Number:	82210849

NAME OF ASSURED: ISHARES COMPLEX

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding to Section 13, Termination, the following:

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the
COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty
(60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

		1	.	Nonpayment of premium;

		2	.	Conviction of a crime arising out of acts increasing the hazard insured against ;

		3	.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

		4	.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

		5	.	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this
Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 1

		6	.	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New
York Insurance Code; or

		7	.	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.
Notice Of Termination

Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

Return Premium Calculations

The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the
COMPANY."

2	.	By adding a new Section reading as follows:

"Section 17. Election To Conditionally Renew / Nonrenew This Bond

Conditional Renewal

If the COMPANY conditionally renews this Bond subject to:

		1	.	Change of limits of liability ;

		2	.	Change in type of coverage;

		3	.	Reduction of coverage;

		4	.	Increased deductible;

		5	.	Addition of exclusion; or

		6	.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional
Renewal immediately below.

Notices Of Nonrenewal And Conditional Renewal

		1	.	If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

				a.	The expiration date; or

				b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 2

		2	.	Notice shall be mailed or delivered to the ASSURED at the address shown on the
DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

		3	.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3	.	By adding to General Agreement B., Representations Made By Assured, the following:

No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2011

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 3

			ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2011		FEDERAL INSURANCE COMPANY

		Endorsement/Rider No.	11

		To be attached to and
		form a part of Policy No.	82210849

Issued to:	ISHARES COMPLEX

	AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C.
Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or
Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of
1940 (“the Act”), due to:

(i)	the creation of a new Investment Company; or

(ii)	an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q10-2021 (10/2010)                                                        Page 1

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2011	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	12

	To be attached to and
	form a part of Bond No.	82210849

Issued to: ISHARES COMPLEX
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-9228 (02/2010)                                                Page 1

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective
December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
Treasury, in concurrence with the Secretary of State and the Attorney General of the
United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United
States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds
$100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

iShares Sovereign Screened Global Bond Fund, Inc.

OFFICER’S CERTIFICATE

I, Odeh Stevens, Assistant Secretary of iShares Sovereign Screened Global Bond Fund, Inc., hereby certify that the following resolutions were adopted by the Board of Directors of iShares Sovereign Screened Global Bond Fund, Inc. (including those who are not “interested persons” of iShares Sovereign Screened Global Bond Fund, Inc. as defined in the 1940 Act) at meetings duly called and held on December 5-6, 2011, at which quorums were present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

RESOLVED, that the proposed form and amount of the Joint Fidelity Bond (the “Bond”) be, and the same hereby are, approved by the Directors (including separately by the Independent Directors), based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the iShares Sovereign Screened Global Bond Fund (the “New Fund”) to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the New Fund’s assets, and the anticipated nature of the securities in the New Fund’s portfolio; and

FURTHER RESOLVED, that the share of the premium to be allocated to the New Fund and the Adviser for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchased separately, be, and the same hereby is, approved by the Directors (including separately by the Independent Directors), after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to the New Fund under the Bond is less than the premium that the New Fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the iShares Sovereign Screened Global Bond Fund, Inc. (the “New Registrant”) shall be included under the Bond for the policy term of November 1, 2011 through November 1, 2012 (as such term may be amended), each covering officers and employees of the New Registrant in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, as most recently approved by the Boards of the iShares Trust, iShares, Inc., iShares MSCI Russia Capped Index Fund, Inc., iShares U.S. ETF Trust and iShares U.S. ETF Company, pursuant to Rule 17g-1; and

FURTHER RESOLVED, that the proper officers of the New Registrant be, and they hereby are, authorized, directed and empowered to execute and deliver any documents and take any and all actions deemed necessary and appropriate to carry out the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that the joint insureds agreement with respect to the Bond, in the form presented at these meetings, be, and it hereby is, approved by the Board, including by all the Independent Directors.

IN WITNESS WHEREOF, I hereunto sign my name this 30th day of March, 2012.

/s/ Odeh Stevens
Odeh Stevens
Assistant Secretary

FIDELITY BOND
JOINT INSUREDS AGREEMENT

THIS AGREEMENT is made as of this 5th day of December, 2011 by and among iShares Trust (the “Trust”), iShares, Inc. (the “Company”), iShares U.S. ETF Company, Inc. (“U.S. ETF Company”) (formerly known as,   iShares MSCI Emerging Markets Small Cap Index Fund, Inc.), iShares MSCI Russia Capped Index Fund, Inc. (“Russia, Inc.”), iShares U.S. ETF Trust (“U.S. ETF Trust”), and iShares Sovereign Screened Global Bond Fund, Inc. (“Global Bond Fund, Inc.”) each a registered investment company under the Investment Company Act of 1940 (the “1940 Act”).  The Trust, the Company, U.S. ETF Company, Russia, Inc., U.S. ETF Trust, and Global Bond Fund, Inc. are collectively referred to herein as the “Insureds.”  Each current and future series of the Trust, the Company, U.S. ETF Company, Russia, Inc., U.S. ETF Trust, and of Global Bond Fund, Inc. is referred to herein as an “Insured Fund” and, collectively, as the “Insured Funds.”

The Insureds have acquired a joint insured bond (the “Bond”) written by Federal Insurance Company (“Chubb”), effective November 1, 2011 to November 1, 2012 (the “Bond Period”).  Under the terms of the Bond, Chubb has agreed to indemnify the Insureds for losses caused by Employee Dishonesty, Forgery or Alteration of a Covered Instrument, Theft, Disappearance and Destruction of Covered Property (as those terms are defined in the Bond) (an “Insured Loss”) that is sustained by either Insured at any time but discovered during the Bond Period.  The Bond shall be in an amount that satisfies the requirements under Rule 17g-1 of the 1940 Act (the “Bond Amount”).

The Bond Amount satisfies the sum of the total amount of coverage that the Insureds would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act had each of the Insureds not been named under the Bond.  The Insureds desire to provide herein for an allocation of the premium for the Bond and a manner of allocating any proceeds received from the Bond.

In consideration of the mutual covenants and agreements contained herein, the Insureds agree that:

1.  Allocation of Premium.  Each Insured Fund shall pay a portion of the balance of the premiums for the Bond which shall be determined by calculating the proportion which the gross assets of such Insured Fund, determined as of a specified date or as of the fiscal quarter end for each Insured Fund nearest to a specified date, bears to the aggregate of the gross assets of all of the Insured Funds, and applying said proportion to the amount of the premium.  From time to time, adjustments may be made by mutual agreement of the Insureds to the portion of the premium theretofore paid by the Insured Funds, based on a subsequent change or changes in the gross assets of one or more Insured Funds.

2.  Loss to One Insured Fund.  In the event of an Insured Loss to only one Insured Fund, the entire proceeds from the Bond for that loss shall be allocated to the Insured Fund incurring such Insured Loss.

3.  Loss to More than One Insured.  If any proceeds are received under the Bond as a result of any Insured Loss sustained by more than one Insured, each Insured Fund shall receive an equitable and proportionate share of the recovery, and each Insured Fund shall receive at least (i) proceeds equal to the full amount of its claim (subject to the limits of the Bond) or (ii) the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act at the time the claim arose.  Subject to the preceding sentence, with respect to each affected Insured Fund, proceeds in respect of a claim under the Bond shall be applied to the unsatisfied claim (or portion thereof) of each affected Insured Fund by calculating the proportion which the unsatisfied claim (or portion thereof) of each Insured Fund bears to the unsatisfied claims (or portions thereof) of all Insured Funds to that Insured Fund and applying said proportion to the remaining amount of insurance paid.

4.  Modification and Termination.  This Agreement may be modified or amended from time to time by mutual written agreement of the Insureds.  It may be terminated by not less than 60 days’ written notice to the other Insured.  It shall be terminated as of the date that any Insured ceases to be an Insured under the Bond; provided that such termination shall not affect such Insured’s rights and obligations hereunder with respect to any claims on behalf of such Insured which are paid under the Bond by the Insurance Company after the date such Insured ceases to be an Insured under the Bond.

5.  Continuation.  Continuation of this Agreement is subject to its approval not less than annually by a majority of the trustees/directors of the Insured who are not “interested persons” (within the meaning of the 1940 Act) of each Insured, of the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Insured.

IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed and delivered as of the day and year first above written.

iShares Trust

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares U.S. ETF Company, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares MSCI Russia Capped Index Fund, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares U.S. ETF Trust

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary

iShares Sovereign Screened Global Bond Fund, Inc.

By: /s/ Eilleen M. Clavere
Name: Eilleen M. Clavere
Title: Secretary